UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 001-14460

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium Advanced Technologies

401(k) Savings Plan

3005 Rocky Mountain Avenue

Loveland, CO 80538

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Agrium Inc.

13131 Lake Fraser Drive Southeast

Calgary, Alberta

Canada T2J 7E8

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Agrium Pension Committee and Plan Administrator

Re: Agrium Advanced Technologies 401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Agrium Advanced Technologies 401(k) Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for plan benefits of the Agrium Advanced Technologies 401(k) Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of Assets (Held at End of Year) and Delinquent Participant Contributions as of or for the year ended December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Eide Bailly LLP

Greenwood Village, Colorado

June 15, 2012

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

As of December 31

(U.S. dollars)

	2011	2010
Assets
Investments at fair value (note 5):
Mutual funds	7,949,837	7,928,918
Common trust funds	7,412,633	3,876,831
Common stock	1,183,161	1,546,075
Collective trust fund	—	1,803,650

Total investments	16,545,631	15,155,474

Receivables:
Participant contributions	54,177	46,931
Employer contributions	55,544	62,434
Notes receivable from participants	413,144	467,791

Total receivables	522,865	577,156

Net assets available for plan benefits	17,068,496	15,732,630

See accompanying notes to the financial statements.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31

(U.S. dollars)

2011
Additions
Investment income:
Interest and dividends	233,896

Contributions:
Participant	1,432,505
Employer	1,329,550
Rollover	672,932

3,434,987

Interest income on notes receivable from participants	20,915

Total additions	3,689,798

Deductions
Investment loss:
Net realized and unrealized depreciation in fair value of investments (note 5)	862,659
Distributions paid to participants	1,455,822
Affiliated plan transfers and other	35,451

Total deductions	2,353,932

Net increase	1,335,866

Net assets available for plan benefits:
Beginning of year	15,732,630

End of year	17,068,496

See accompanying notes to the financial statements.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

(U.S. dollars)

1.	PLAN DESCRIPTION

The following description of the Agrium Advanced Technologies 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan sponsor, Agrium Advanced Technologies (U.S.) Inc. (the Company), is a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The trustee of the Plan at December 31, 2010 and through December 31, 2011 was T. Rowe Price Trust Company.

a)	Contributions

Eligible participants under the Plan are automatically enrolled with a two percent contribution unless the participant chooses not to join the Plan. Participants can elect to contribute up to 100% of their annual compensation. The Company contributes a fixed two percent of eligible compensation to all eligible employees, regardless of participation. In addition, the Company contributes a matching contribution in the amount of 100% of the first four percent of the employee’s voluntary contributions. Individual participant contributions are subject to annual Internal Revenue Code limitations: greater than 50 years of age is $22,000; less than 50 years of age is $16,500 for 2011. Participants may also contribute amounts representing distributions from other qualified plans. Total contributions cannot exceed limits as defined by the Internal Revenue Code.

b)	Participant eligibility and plan entry

Employees of the Company are eligible to participate in the Plan if they are regular, full-time employees, and are not leased employees or employees represented by a collective bargaining unit of the Company’s participating subsidiaries or affiliated companies. Regular full-time employees are enrolled into the Plan as soon as practical after they begin working with the Company. Employees who are not otherwise ineligible employees, and who are scheduled to work at least 1,000 hours each calendar year, are also eligible to participate. Such employees are enrolled into the Plan as of the first day of the calendar quarter that coincides with or follows a 12 consecutive month period in which they are credited with at least 1,000 hours of service. The first 12 month period begins on the employee’s date of hire. The second and all succeeding 12 month periods are the calendar year.

c)	Vesting and Forfeitures

Participants are immediately vested in their contributions, including earnings thereon. Employer contributions, including earnings thereon, become vested according to the following schedule:

Years of Service	Vesting Percentage
Less than one	0%
One year	100%

Terminated participants forfeit non-vested amounts. The balance in the forfeitures account at December 31, 2011 and 2010 was insignificant. Forfeitures are accumulated during the Plan year and are used first to pay

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

(U.S. dollars)

administrative expenses, then to reduce employer contributions. For 2011, forfeitures applied to Company contributions totaled $13,834.

d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship or termination of employment. In-service withdrawals are also permitted after a participant attains age 59  1/2. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70  1/2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment. For all distributions, if a lump-sum payment is elected, any portion of a participant’s account that is invested in the Agrium Inc. Common Stock Fund may be distributed as cash or in common shares of Agrium Inc. at the election of the participant.

Participants may withdraw a minimum of $1,000, not to exceed their pretax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan document.

e)	Administrative expenses

The Company paid certain administrative expenses on behalf of the Plan for the year ended December 31, 2011. The remaining Plan expenses, including fees, incurred in 2011 were paid directly from Plan assets.

f)	Notes receivable from participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years unless they are for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published quarterly in the Wall Street Journal. Principal and interest is paid through monthly payroll deductions. Loans outstanding as of December 31, 2011 bear interest at rates ranging from 4.25 percent to 9.25 percent.

g)	Participant accounts

Each participant account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) Plan earnings and losses, and (c) an allocation of administrative expenses.

Allocations are based on participant’s earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

(U.S. dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

(b)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(c)	Distributions

Distributions are recorded when paid.

(d)	Valuation of investments and income recognition

As of December 31, 2011 and 2010, the Plan’s investments, are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The Plan’s investments are categorized as Level 1 and Level 2 as shown in Note 5.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

(U.S. dollars)

The following is a description of the valuation methodologies used for instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective trust fund: Valued at the NAV per unit based on contract value, as calculated by the Plan’s external advisor.

Common trust funds: Valued at the trust NAV per unit, adjusted for trustee fees accrued daily (as applicable).

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments would result in a different fair value measurement at the reporting date.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

For the year ending December 31, 2010, investments in the SEI Stable Asset Fund (collective trust fund) are stated at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would have received if they were to initiate permitted transactions under the terms of the plan. There was no adjustment from fair value to contract value at December 31, 2010 as fair value approximated contract value.

The SEI Stable Asset Fund was liquidated on May 25, 2011. For the year ended December 31, 2010, participants may have directed the withdrawal or transfer of all or a portion of their investments at contract value. There were no reserves against contract value for credit risk of the contract issuer or otherwise. If an event had occurred to impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may have been less than contract value. For the year ended December 31, 2010, the average yield utilized was 1.63 percent and the crediting interest rate to the fund was 0.89 percent.

(e)	Notes receivable from participants

Notes receivables from participants are recorded upon distribution.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

(U.S. dollars)

3.	TAX STATUS

The Plan uses a prototype plan document sponsored by AccuDraft, Inc. AccuDraft, Inc. received an opinion letter from the IRS, dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. During the Plan year, the Plan had certain administrative and operational issues occur. In order to prevent the Plan from incurring a qualification defect, the Plan’s sponsor will take the necessary corrective action in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System (EPCRS). The Plan sponsor is in the process of taking necessary corrective steps. The Plan sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In 2012, the company filed an application for a compliance statement from the IRS under the voluntary compliance resolution program. The compliance statement was sought with respect to the following three operational failures:

Late Enrollments – A 2011 internal review of participant accounts, initiated as a result of an audit finding, revealed that 44 participants were not automatically enrolled in the Plan in a timely manner during the 2007 thru 2011 Plan years. In addition, for some participants certain contribution types were not made for each affected participant between their date of hire and actual full enrollment date.

Compensation Failure – During the 2011 Plan year audit, it was discovered that certain amounts were excluded from being 401(k) eligible wages in error. Compensation excluded included car and auto imputed wages, fitness wages, and short-term disability wages. The Plan document describes eligible wages as including these pay types.

Loan Processing Failure – A 2011 review of participant loans by the Plan administrator revealed certain instances whereby loan repayments were not set up timely or were not stopped timely.

4.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that, upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan.

5.	INVESTMENTS

a)	Investment securities representing five percent or more of net assets available for plan benefits

	2011	2010
Vanguard Institutional Index Fund	2,858,732	2,974,603
Vanguard Extended Market Index Fund, Institutional	1,864,670	2,026,029
US Treasury Money Market Trust	1,829,161	—	*
T. Rowe Price Retirement 2020 Trust	1,207,646	808,273
Agrium Inc. Common Stock	1,183,161	1,546,075
Vanguard FTSE All World ex-U.S. Index Fund, Institutional	1,036,309	1,261,301
T. Rowe Price Retirement 2030 Trust	890,174	—	*

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

(U.S. dollars)

T. Rowe Price Retirement 2040 Trust	866,587		—	*
T. Rowe Price Retirement 2025 Trust	856,620		766,911
Vanguard Total Bond Market Index Fund	—	*	1,295,059
SEI Stable Asset Fund	—	*	1,803,650

*	Investment balance less than five percent of the net assets available for plan benefits for the applicable year.

b)	Fair value of plan investments by hierarchy level

Fair value of plan investments by hierarchy level	As of December 31, 2011
	Level 1	Level 2	Total Fair Value
Mutual funds:
Growth funds	567,397	—	567,397
Index funds	6,644,931	—	6,644,931
Other funds	737,509	—	737,509

Total mutual funds	7,949,837	—	7,949,837

Common trust funds: (a)
Diversified portfolio	—	5,583,472	5,583,472
U.S. treasury securities	—	1,829,161	1,829,161

Total common trust funds	—	7,412,633	7,412,633

Common stock	1,183,161	—	1,183,161

	9,132,998	7,412,633	16,545,631

Fair value of plan investments by hierarchy level	As of December 31, 2010
	Level 1	Level 2	Total Fair Value
Mutual funds:
Growth funds	236,064	—	236,064
Index funds	7,585,670	—	7,585,670
Other funds	107,184	—	107,184

Total mutual funds	7,928,918	—	7,928,918

Collective trust fund	—	1,803,650	1,803,650

Common trust funds:
Diversified portfolio	—	3,832,642	3,832,642
U.S. treasury securities	—	44,189	44,189

Total common trust funds	—	3,876,831	3,876,831

Common stock	1,546,075	—	1,546,075

	9,474,993	5,680,481	15,155,474

(a)	Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

c)	Changes in fair value levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

(U.S. dollars)

techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for plan benefits. For the year ended December 31, 2011, there were no significant transfers in or out of levels 1, 2, or 3.

d)	Net realized and unrealized depreciation in fair value of investments

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

2011
Agrium Inc. Common Stock	420,758
Mutual Funds	318,657
Common trust funds	123,244

862,659

The classification of investment earnings reported above and in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common trust funds managed by the Trustee, as well as common stock of the Company. Related transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments in general are exposed to various risks such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

8.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 15, 2012, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2011.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2011

Employer Identification Number: 20-4910688

Plan Number: 001

(U.S. dollars)

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$917

*	Corrections, including lost earnings thereon will be funded to the Plan in 2012.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2011

Employer Identification Number: 20-4910688

Plan Number: 001

(U.S. dollars)

(a)	(b) Identity of Party	(c) Description of Asset	(d) Current Value

	Vanguard Institutional Index Fund	Mutual Fund	2,858,732
	Vanguard Extended Market Index Fund, Institutional	Mutual Fund	1,864,670
	US Treasury Money Market Trust	Common Trust Fund	1,829,161
	T. Rowe Price Retirement 2020 Trust	Common Trust Fund	1,207,646
*	Agrium Inc. Common Stock	Common Stock	1,183,161
	Vanguard FTSE All World ex-U.S. Index Fund, Institutional	Mutual Fund	1,036,309
*	T. Rowe Price Retirement 2030 Trust	Common Trust Fund	890,174
*	T. Rowe Price Retirement 2040 Trust	Common Trust Fund	866,587
*	T. Rowe Price Retirement 2025 Trust	Common Trust Fund	856,620
*	T. Rowe Price Retirement 2035 Trust	Common Trust Fund	796,981
	Vanguard Total Bond Market Index Fund	Mutual Fund	782,297
*	T. Rowe Price Retirement 2015 Trust	Common Trust Fund	514,323
	PIMCO Real Return Fund	Mutual Fund	376,107
	PIMCO Total Return Fund	Mutual Fund	361,402
	Columbia Acorn Fund	Mutual Fund	201,159
*	T. Rowe Price Retirement 2045 Trust	Mutual Fund	199,201
	American Funds Fundamental Investors Fund	Mutual Fund	184,094
*	T. Rowe Price Retirement 2050 Trust	Common Trust Fund	138,866
	American Funds New Perspective Fund	Mutual Fund	125,825
	Vanguard Total World Stock Fund	Mutual Fund	63,379
*	T. Rowe Price Retirement 2010 Trust	Common Trust Fund	58,640
	Harbor International Fund	Mutual Fund	56,319
	Vanguard Short Term Bond Index Fund	Mutual Fund	39,544
*	T. Rowe Price Retirement 2005 Trust	Common Trust Fund	24,525
*	T. Rowe Price Retirement 2055 Trust	Common Trust Fund	21,596
*	T. Rowe Price Retirement Income Trust	Common Trust Fund	8,313

	Total investments, at fair value		16,545,631

*	Various participants	Notes receivable from participants, bearing interest at rates ranging from 4.25% to 9.25%, secured by the related participant’s vested account balance, maturing through 2019.	413,144

*	Identified party-in-interest.

Note: Information on cost of investments is excluded, as all investments are participant directed. The cost of notes receivable from participants is nil.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium Advanced Technologies U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 15, 2012	AGRIUM ADVANCED TECHNOLOGIES 401(K) SAVINGS PLAN

	By:	AGRIUM ADVANCED TECHNOLOGIES U.S. INC.

/s/ Andrew M. Mittag
Andrew M. Mittag
President

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm to Incorporation by reference in Form S-8